# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Freight Technologies, Inc., CIK 0001687542
CUSIP: G51413162
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 2001 Timberloch Place, Suite 500, The Woodlands, Texas (TX), 77380
Date of event which requires filing of this statement: 05/28/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002097970

## Reporting persons
- Fetch Compute Inc: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Note to Item 11: Fetch Compute Inc (the "Reporting Person") has ceased to be the beneficial owner of more than five percent of Freight Technologies, Inc.'s Ordinary Shares, no par value, and, as such, this Amendment No. 1 to Schedule 13G constitutes an exit filing for the Reporting Person.

## Item 1. Issuer
Name of issuer: Freight Technologies, Inc.
Address of issuer's principal executive offices: 2001 Timberloch Place, Suite 500, The Woodlands, Texas 77380

## Item 2. Person Filing
Name of person filing: Fetch Compute Inc, a Delaware corporation.
Address of principal business office or, if none, residence: The principal business offices of Fetch Compute, Inc. are located at 251 Little Falls Drive, Wilmington, DE 19808.
Citizenship: Fetch Compute Inc is a Delaware Corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to Fetch Compute, Inc. is hereby incorporated by reference herein.
Percent of class: 0.0%
Sole power to vote or to direct the vote: The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to Fetch Compute Inc is hereby incorporated by reference herein.
Shared power to vote or to direct the vote: The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to Fetch Compute Inc is hereby incorporated by reference herein.
Sole power to dispose or to direct the disposition: The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to Fetch Compute Inc is hereby incorporated by reference herein.
Shared power to dispose or to direct the disposition: The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to Fetch Compute Inc is hereby incorporated by reference herein.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Fetch Compute Inc: /s/ Jason Coleman, Jason Coleman, Chief Financial Officer and Finance Director (06/01/2026)